FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of May 2005

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On May 10, 2005 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: May 10th, 2005

Exhibit 1

Compugen Appoints Alex Kotzer

President and Chief Executive Officer as of September

Tel Aviv, ISRAEL, May 10, 2005 - Compugen Ltd. (Nasdaq: CGEN) announced today the appointment of Alex Kotzer as President and Chief Executive Officer, effective September 1, 2005, after his relocation to Israel.  Kotzer, whose most recent position was Vice President at Serono of Geneva, Switzerland, will replace current President and Chief Executive Officer Mor Amitai, Ph.D., who announced last October that he intends to resign from these positions before year end 2005.

"Alex brings many years of relevant experience combined with a proven track record in managing biotech research, product development, and manufacturing in his previous positions at Serono and InterPharm," stated Martin Gerstel, Chairman of Compugen. "His background makes him ideal to lead Compugen, as we continue to expand and deepen our predictive research capabilities, and to advance the development and commercialization of our discovery engines as well as our diagnostic and therapeutic product candidates."

Gerstel added, "We are highly appreciative of Mor`s efforts and accomplishments over the past decade. Compugen today is a world leader in advancing life science through the integration of mathematics and computational technologies with biology, and has established a unique position in the predictive discovery of potential therapeutic proteins and diagnostic biomarkers. These accomplishments, which are now providing us with ever-increasing potential for important medical contributions and substantial commercial success, have been made under Mor`s guidance and leadership."

Kotzer commented, "I feel very privileged to join Compugen in the capacity of President and CEO at this important point in its development. Compugen`s unique predictive approach to drug discovery, stemming from the integration of advanced mathematics and computational technologies with biology, sets it apart in philosophy and capabilities from other drug discovery and development companies. I look forward to the challenge of leading Compugen`s outstanding team and contributing to the Company`s continuing growth and future success."

For the past twelve years, Kotzer has been employed by Serono, a global biotechnology leader, headquartered in Switzerland, and by its Israeli affiliate, InterPharm. Initially he was President and Chief Executive Officer of InterPharm, which was at that time a public company. In 1999, he was promoted to Vice President of the parent company and relocated to Switzerland with responsibility for neurology and immunology product and process development, and for generating and executing the franchise`s strategy. More recently, he was responsible for worldwide manufacturing of the active ingredients for all recombinant biological drugs of Serono. Kotzer has a B.Sc. in Chemical Engineering from the Technion, Haifa, Israel.

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry and medicine. The Company`s powerful predictive models and discovery engines are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. Compugen has established a small-molecule drug discovery affiliate - Keddem Bioscience, and an agricultural biotechnology affiliate - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements describe expectations about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual future events, performance or achievements of Compugen to be materially different from any future events, performance or achievements expressed or implied by such forward-looking statements. These risks include unexpected events to the company key personnel, changes in relationships with collaborators; the impact of competitive products and technological changes; the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

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